UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

December 11, 2020

(Commission File No. 001-38475)

ASLAN PHARMACEUTICALS LIMITED

(REG. NO. 289175)

(Translation of registrant’s name into English)

CAYMAN ISLANDS

(Jurisdiction of incorporation or organization)

83 CLEMENCEAU AVENUE

#12-03 UE SQUARE

SINGAPORE 239920

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐        No ☒

ATM Sales Agreement

As previously disclosed in the Form 6-K filed with the Securities and Exchange Commission on October 9, 2020, ASLAN Pharmaceuticals Limited (the “Company”) entered into an Open Market Sale AgreementSM (the “Sale Agreement”) with Jefferies LLC to issue and sell American Depositary Shares of the Company (“ADSs”), with each ADS representing five ordinary shares of the Company, from time to time, through an at-the-market offering under which Jefferies LLC will act as sales agent and/or principal (the “Agent”).

The offering has been registered under the Securities Act of 1933, as amended, pursuant to the Company’s shelf registration statement on Form F-3 (Registration No. 333-234405), as supplemented by the prospectus supplement dated October 9, 2020 relating to the sale of the ADSs (the “Prospectus Supplement”). On December 11, 2020, the Company amended the Prospectus Supplement, pursuant to which the Company may offer and sell ADSs having an aggregate offering price of up to $50,000,000 from time to time through the Agent.

A copy of the opinion of Walkers (Singapore) Limited Liability Partnership relating to the validity of the securities to be issued in accordance with the Sale Agreement is filed herewith as Exhibit 5.1.

The information contained in this Form 6-K, including Exhibit 5.1, is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234405).

Exhibits

Exhibit Number	Exhibit Description
5.1	Opinion of Walkers (Singapore) Limited Liability Partnership, Cayman Islands counsel to the Company.

23.1	Consent of Walkers (Singapore) Limited Liability Partnership (included in Exhibit 5.1).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ASLAN PHARMACEUTICALS LIMITED (Registrant)

By:	/s/ Kiran Kumar Asarpota
Name:	Kiran Kumar Asarpota
Title:	Chief Operating Officer

Date: December 11, 2020